Exhibit 99.7

Bloomberg TV Call

BLOOMBERG TV call

Q3 FY 2015 results

January 9, 2015

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

interviewer

Harsha Subramaniam

Bloomberg TV

Harsha Subramaniam

Thanks for joining us on Bloomberg. Joining me is the top management team of Infosys, Vishal Sikka – CEO, Pravin Rao – COO and Rajiv Bansal – CFO of the company. Gentleman, many thanks today for joining us.

Vishal Sikka

Great to be here Harsha.

Harsha Subramaniam

Although we are surprised by the numbers, give me a sense of how you see demand playing out in calendar ‘15, are more clients willing to spend more on IT?

Vishal Sikka

I think that it is sort of a tale of two cities. We see continued pressure from a demand perspective in many industries because the industries themselves are under pressure and as a result their IT budgets are under pressure. But that applies more to what we can refer to as ‘yesterday’s services’. The more and more needs that companies have for innovation and the capabilities to serve those needs are in very high demand. So we see this duality playing out. On the one hand we are renewing all our existing services to bring more automation, more AI (Artificial Intelligence), more innovation to those, better operational efficiencies and so forth because that is an area where the traditional way of working has been under pressure and Pravin can elaborate on that. We have already saw the results of that in this quarter. But the other side of it is the need for next generation kinds of services, innovation services and that is in the extremely high demand.

Harsha Subramaniam

Just a word about Pravin on verticals, we are talking at a time when there has been a dramatic collapse in the oil prices, what kind of impact has that had on some of the verticals that you operate in?

Pravin Rao

I think Energy is under tremendous pressure. There is massive cost cutting going on and some of the clients have come back and asked for some rate cuts and so on. At least at this stage we are seeing some kind of panic. It will take probably couple of quarters for things to stabilize. Barring that I think it has been a mixed thing

Harsha Subramaniam

Would you be able to quantify that at this point?

Pravin Rao

No, will not be able to quantify. It is early days because these things are happening at a very rapid pace and we have slowly started seeing some of the clients coming back with cost cutting, postponements, rate cuts, and so on. But it is difficult to quantify.

Harsha Subramaniam

Sure. Rajiv impact of the cross-currency headwinds, what kind of impact has that had, what is the game plan in managing it?

Rajiv Bansal

If you look at this quarter it was very-very abnormal. You had all the major global currencies depreciating big time against the US dollar. Just to give you an example, Euro depreciated about 5.3%, Australian dollar depreciated by 7.5%, GBP depreciated by 5.1%. These are major movements and it is very difficult to really take a call on these currencies. So what we have done is if you look at the impact on the topline would be visible because you just convert these currencies into dollars and you report the numbers. So we have an impact of about 1.8% on our growth during the quarter. In constant currency terms we have grown by 2.6%. Having said that, even in the last one week we have seen major movements in these currencies. For example, we have seen Euro depreciating by another 2.5% in the last one week. So we are not taking a call on where these currencies would end up in the next quarter. We have kept our guidance at the same rate at 7% to 9% based on September 30th exchange rate that we gave and we seem confident about these exchange rate guidance that we have given on September 30th exchange rate.

Harsha Subramaniam

Vishal, broader question about management strategy, you outlined a vision since you took over in August and you said some numbers will perhaps come in April. Could you give us some sense of the direction because the market is keen to know some details?

Vishal Sikka

We will have much more quantitative details in April. We need that time to work through the implications of the strategy of renew and new, including capital allocation and where and how we will spend what money and so forth. We have consistently said that that has to come in April and so we request you to stay tuned for that. What we do see is the early adoption of this strategy. The basic strategy that I have laid out is that every company in the world in every industry and independent of the changes that we see going on, has this dual need for renewing their existing landscape, their existing systems, processes and so forth to bring more operational efficiency, to bring more productivity, to instrument them for mobile access, for analytics, for sensors and so forth moving them to the cloud. That part is complemented by completely new kinds of things, new ways to go digital, new ways to connect to customers, going to new markets and new business models. To serve that we have the same. There is ‘renew’ of our existing services - BPO, IMS and everything that we do in Verification Services, Consulting and Package Implementation. That has to be renewed and that has to be renewed on the basis of innovation, on the basis of automation to improve, better productivity. I have used Prof. Mashelkar’s line shamelessly is 'Doing more business for more” and that is the name there. But in parallel that won’t be enough. If we did that we will continue to grow, how much we will quantify this in April. But in parallel to that we need to do completely new kinds of things and that is the way we have been emphasizing, the work that we have been doing on the Infosys Information Platform which is a new collection of Open Source technologies that can deliver Analytics and Big Data solutions at a price point that just cannot be compared with traditional proprietary’s stack. That’s why we are emphasizing so much on Design Thinking. We did a massive embrace of design thinking in the last quarter. We have trained 9,000 Infoscions on Design Thinking, including top 400 managers of the company have gone through an intense training on that 2-days each kind of a thing. We have put together a new class on Artificial Intelligence that more than a 1000 of our senior people have already taken. We have projects going on in these directions already. We have 56 projects going on in the world of Big Data with the Infosys Information Platform, 25 clients are already working with us on Design Thinking workshops to themselves learn Design Thinking. So all these things are already starting to show traction. In the press release, we mentioned that Deutsche Bank has worked with us on renewal of their application landscape and in parallel they are working with us on analytics. So these are kind of examples of clients that we have been bringing to this renew-new strategy to life.

Harsha Subramaniam

Sure, we will wait till April for the numbers. But one area of concern has been on attrition, I understand there have been quite a few initiatives taken by the company, what’s your own view on how you are addressing this problem?

Vishal Sikka

My view is that we have seen substantial improvement in attrition. There are LTM and these other metrics but if you just look at the actual number of people leaving on a month-over-month basis or quarter-over-quarter basis, we have seen tremendous improvement. This last quarter we saw 8,900 or so people left the company. The quarter before that was roughly 10,100 people, so we saw a significant drop of almost 12% drop quarter-over-quarter. Q1 was 10,600 people had left. So it has been coming down significantly. It is still not where we wanted to be. Pravin, Rajiv and I, we have all said that we will see this coming down over the next quarters. What we see this as a sign that our interventions, our activities have been paying off. We are not quite where want to be yet but we expect that in the next.

Harsha Subramaniam

Is there a target?

Vishal Sikka

The target is historically, our industry has been around 12% to 14%. We want to roughly come down to that kind of a level. Infosys is a very distinguished company. We have an unbelievable training program that others envy and so our employees are always in high demand and there are lots of skills that are in high demand. So 12% to 14%, what do you think Pravin that sort of numbers?

Harsha Subramaniam

Well played. Margins, 26.7% at this point, I understand that was even in your previous quarter you had a 100 basis points increase. Again, is there a range that you are working with?

Rajiv Bansal

As I said, we will be comfortable in margins at about 25% (+/-1%). This time the margins have improved by 60 basis points primarily because of rupee depreciation and improvement of the operational parameters like utilization, onsite mix coming down and high volume growth. Many such have contributed. But our strategy remains the same, we would want the operating margin to be about 25% (+/-1%). Any upside on the profits would be ploughed back in the business to accelerate our growth, invest in employees, invest in technology, invest in software that we need. So there is a lot of investment that we have laid out. At one end we are looking at cost optimization, cost reduction and cost rationalization while at the same time we are looking at how that money can be ploughed back in the business to accelerate our growth.

Harsha Subramaniam

Sure. Pravin, question about Europe. We are seeing headlines on how the recovery process in Europe is struggling really, how has that impacted business. Are there any specific verticals that have greater impact then others?

Pravin Rao

I think overall on a reported basis we saw a drop but if you look at a constant currency basis this quarter, we had a sequential growth in Europe as well. But overall from a sector perspective we have seen good tractions in Financial Services and Insurance. Retail was muted last quarter but this quarter on the back of few wins, we expect better performance. Manufacturing is soft. Energy globally we have this issue anyway. Telecom also because of top-line challenges and merger & acquisitions, its soft. So net-to-net, I think Financial Services is probably the only one including Insurance is where we are seeing a good traction.

Harsha Subramaniam

This is a question that keeps coming about that the market just wanting to know is about your $5 mn cash pile. There was a letter from your former leadership of this company asking for a buyback. Is this being under active consideration?

Vishal Sikka

That is you are digging up things from a long long time ago.

Harsha Subramaniam

It is a couple of months ago.

Vishal Sikka

Do you remember? Couple of months ago was like a different life. We will lay that out in April together with the rest of the strategy. We will have a detail allocation plan that we will layout and so forth. One thing, I mean our cash and cash equivalents went up to $ 5.53 bn now. We are very proud of that and excited about that. We believe that we want to make judicious use of that for innovation, for bolstering our ability to innovate, getting our additional capabilities in there. One thing that we think the more we get into this new generation, the world around us is being transformed fundamentally by software, by computing technology and yet the IT industry is by and large not serving this need so well. And so I see a tremendous opportunity there and lot of the innovation will come from startup companies.

Harsha Subramaniam

So you mentioned a possibility of an acquisition or are you going to see more traction in that space?

Vishal Sikka

Yes, we are working on that. We have been looking actively for companies in the areas that we want to be in. You should expect to see that coming from us. But again we were not interested in buying yesterday’s technologies, we are interested in bolstering our capabilities in Innovation, Automation, AI (Artificial Intelligence), better Productivity, Collaboration, Design and things like this. But where I was going the start-up point was that we have had a $100 mn investment fund for investing in startup and I am very proud that our Board has approved to expand that to a $ 500 mn fund that we can invest in. I want to dedicate a part of that for innovation coming from Indian startups because there is a lot going on here and I was reading recently that startups in India struggle to get scale. We can bring them to scale, we can invest in them, and we can help expand their ability. So we are very excited about that.

Harsha Subramaniam

One sort of question that keeps coming about, Vishal is the fact that if you look at large deals that somewhere the large multiyear, multimillion dollar deals that Infosys was not in the game for about 12-18 months. Do you consider yourself back in that game in those big ones?

Vishal Sikka

I think that yes, certainly and Pravin can talk a little bit more about this. Many of those deals include infrastructure component and things of this nature that we have structurally not participated in. We do see a lot of opportunity in the large deals as well. Although, overtime you should expect that they will tend to come down over a longer term. So yes, we do see more. This quarter we grew additionally in the big accounts. Pravin, maybe you would want to add here.

Pravin Rao

See, this quarter we have 3 large deal wins. We have our own definition of large deals greater than $50 mn. Total TCV of about $ 213 mn. Apart from that we had about 4 or 5 other deals which are slightly lower than our threshold, so we are not declaring that. Otherwise, the pipeline wise it is fairly decent. Our win rates are fairly decent. The overall TCV value of what we are seeing is coming down. Historically we used to see lot more $200-300 mn. We are seeing that coming down into much smaller pie. But we are very much there, very active in the large deal space. We have recovered in the Infrastructure space, we are getting invited. Earlier about a year back we were not getting invited to Infrastructure deals, today we are getting invited. We are seeing as one of the leaders in the Magic Quadrant and then so on. We are very much active in that play, but the overall size is coming down and our win rate is slightly increasing.

Harsha Subramaniam

One question about your management team as well Vishal, what percentage of you see the leadership is from SAP?

Vishal Sikka

Very small.

Harsha Subramaniam

Is there a target that you have in mind? Is this going to be a SAP Infosys. What I am driving is, the direction which you are taking this company is that going to be…?

Vishal Sikka

No. We have a great management team. We have an awesome management team. Pravin, Rajiv our leaders are a young, passionate team. Of course you continue to make changes and tweak it to serve as the business evolves and so forth. We have made already some changes and so forth. SAP is a tremendous partner for Infosys. They are great friends of ours. I have thousands of friends at SAP and we continue to be great friends and we just went live on HANA, my little girl. She is still my little girl you know, live in somebody else’s house now but handful of people joined us and that is it. There is nothing more to that. Michael Reh, Abdul Razack, Ritika Suri, very small portion of our management team.

Harsha Subramaniam

Sure. Pricing, when I speak to most companies they give you the impression that there is no scope for uptrend at least this year. Is that the view that you subscribe to?

Pravin Rao

Yeah, absolutely. Pricing is stable, but in the existing services it is very difficult, it is only downhill. There is continued to be pressure on the traditional services. But there are definitely opportunities in newer areas, in the areas of Big Data, Analytics or if you are able to innovate and come up with offering around our own IIP platform and so on. There we have opportunities for higher price realization and so on. But in the traditional thing, ASM, Infra all those things pricing is under pressure and it will continue to be under pressure.

Harsha Subramaniam

Rajiv, just a point about utilization. You are seeing some uptick in utilization. What are the contributing factors for that and how do you see that going forward?

Rajiv Bansal

The utilization is increased to 82.7% that is the highest utilization we have seen in the last 11 years in any quarter and that is something that we are very proud of. At the beginning of the year, we clearly said that we would like the utilization to be about 82% and I would want it to go up to 84%. Why can’t we reach 84? So it is a change in the mind, it is a change in the way we work, is to make people more productive, to utilize their bench time more effectively and I would believe that we can easily reach 83%-84%, we just have to work more smartly. Having said that, you will continue to see quarterly movements here depending on when the trainee batches join because all of us hire from campuses. Right, the big chunk of people come from campuses. The quarter you see a lot of people joining from campus, utilization would trend to drop. But I think on an average. I would be comfortable with 83%-84% utilization and that is something that we all of us are working towards.

Harsha Subramaniam

You want to add to it?

Vishal Sikka

I think that, at some point you run into limits with vacation and the time that people have to train and things of this nature but we think that there is a still a little bit room for more upside there. We can take it up to like Rajiv said 83-84%.

Harsha Subramaniam

Now one final question, Vishal, and this is with respect to if you look at Calendar ‘15, you have obviously gone through a period of transition. You just take it over a new team and so on. What would be the milestones for you to measure yourselves to say that growth is happening because there is a market share loss that has happened, stock is perhaps gaining around. For you what would be the milestones?

Vishal Sikka

I think on the one hand, on the renewal side the improved productivity, better efficiency, better utilization and more operational efficiency. Pravin has done a lot of work in this area and we have been working heavily on bringing more Automation and so forth. So how much can we improve our productivity on the renewal of our existing services, this should be one of the metrics.

Harsha Subramaniam

This is bread and butter.

Vishal Sikka

This is bread and butter, the existing businesses, and so forth. This is something that we cannot disrupt, and we have to continue to grow that. We have to then augment that growth with new things. So one of the things that will measure is how many new projects we are adding with our new platform worked to the Open Source technologies and how much more, how can we get with Design Thinking, more AI-oriented projects for new kinds of things. We already have about 10 projects going on. We are building really amazing Artificial Intelligence-based applications for big companies in Aerospace and Manufacturing and so forth using Neural Networks and things like this which is quite exciting. How many clients have adopted these new kinds of projects, how many people are working on these new kinds of projects and how much revenue is coming from those, these would be some of the metrics. Also I think internally you have to look at how many employees are we covering with the Employee Engagement, with the new ways of educating and learning and so forth. At the end of the day, I think it would end up being around revenue productivity meaning not revenue productivity the way we have done traditionally, but just revenue per employee. And if you look at, there we have seen very minor uptick. We went up from $52.300 per employee on a trailing 12-month ending Q2 to $ 52,700 trailing 12-month ending this quarter which is a good sign. Of course this is very early and probably too early to make anything out of, but at the end of the day if “we are doing more, with less for more” that means that we are generating more revenue per employee.

Harsha Subramaniam

Many thanks for joining us. Thanks so much and good luck for the next quarter.

Vishal Sikka

Thank you so much Harsha.